                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------



                                Amendment No. 4
                                       to
                                  SCHEDULE TO
                                 (Rule 14d-100)



        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  TENNECO INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

           OPTIONS TO PURCHASE SHARES OF COMMON STOCK, $.01 PAR VALUE
                           (Title of Class Securities)

                                    880349105
   (CUSIP Number of Class of Securities Underlying Options to Purchase Common
                                     Stock)

                                  David Wardell
         Senior Vice President, General Counsel and Corporate Secretary
                                  Tenneco, Inc.
                              500 North Field Drive
                              Lake Forest, IL 60045
                                 (847) 482-5000

                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Filing
                                    Persons)

                              With a copy to:

                              Jodi A. Simala
                       Mayer, Brown, Rowe & Maw LLP
                           71 South Wacker Drive
                          Chicago, IL 60606-4637
                              (312) 782-0600

                            CALCULATION OF FILING FEE

Transaction Valuation*                    Amount of Filing Fee
----------------------                    --------------------
      $2,416,541                                 $74.19

-----------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 99,324 shares of common stock of Tenneco Inc. having an aggregate value of $2,194,403 as of September 14, 2007 will be accepted for amendment pursuant to offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $74.19                  Filing Party:  Tenneco Inc.

Form or Registration No.: SC TO-I File No. 005-49743
                                                  Date Filed: September 25, 2007

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]   third-party tender offer subject to Rule 14d-1.

      [X]   issuer tender offer subject to Rule 13e-4.

      [ ]   going-private transaction subject to Rule 13e-3.

      [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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      This Amendment No. 4 amends the Tender Offer Statement on Schedule TO (the
"Statement") relating to an offer (the "Offer") by Tenneco Inc., a Delaware corporation (the "Company"), to amend certain options (the "Eligible Options") to purchase shares of the Company's common stock which were granted under the Company's Amended and Restated 2002 Long-Term Incentive Plan that: (i) have exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the option's measurement date for financial accounting purposes, (ii) were unvested, either in whole or in part, as of December 31, 2004, and (iii) are outstanding (unexercised) as of the last date on which the Offer remains open for acceptance. Eligible employees are those employees of the Company or one of its subsidiaries as of the expiration date of the Offer who are subject to United States federal income taxes. The Offer is not being made to any of the Company's current or former executive officers or directors.



      This Amendment No. 4 is being filed to file as an exhibit to the Schedule TO an email to eligible employees discussing the current results of the tender offer and reminding them about the offering.



      Except as amended herein, all other terms of the Statement filed on September 25, 2007 and amended on October 3, 2007, October 18, 2007 and November 16, 2007 shall remain the same.


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         Item 12 of the Schedule TO is hereby amended by adding Exhibit
99.(a)(l)(q) (Form of Additional Reminder Email to Eligible Employees Dated November 19, 2007).

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

TENNECO INC.

/s/ David Wardell
Name:  David Wardell
Title: Senior Vice President, General Counsel and Corporate Secretary


Date: November 19, 2007


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                                INDEX TO EXHIBITS


         Item 12 of the Schedule TO is hereby amended by adding Exhibit 99.(a)(l)(q) (Form of Additional Reminder Email to Eligible Employees Dated November 19, 2007).